

SembCorp Industries



02 NOV -5 AM 8: 16

Rule 12g3-2(b) File No. 825109

14 October 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055878

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests In Related Company

Name of <u>director</u>:   Lua Cheng Eng

Date of notice to company: 14/10/2002

Date of change of interest: 09/10/2002

Name of registered holder: Lua Cheng Eng

Circumstance(s) giving rise to the interest: Others
Please specify details: Sales of SembCorp Marine Ltd shares

Information relating to shares held in the name of the <u>registered holder</u>: -

No. of shares which are the subject of the transaction:	500
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.07
No. of shares held before the transaction:	500
% of issued share capital:	0
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of <u>Director</u>, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	500
% of issued share capital:	0	0
No. of shares held after the transaction:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 14/10/2002 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of <u>director</u>:	Lua Cheng Eng
Date of notice to company:	14/10/2002
Date of change of interest:	09/10/2002
Name of registered holder:	Lua Cheng Eng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Sales of SembCorp Marine Ltd shares

Information relating to shares held in the name of the <u>registered holder</u>: -

No. of shares which are the subject of the transaction:	107,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.09
No. of shares held before the transaction:	107,500
% of issued share capital:	0
No. of shares held after the transaction:	500
% of issued share capital:	0

Holdings of <u>Director</u>, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	107,500
% of issued share capital:	0	0
No. of shares held after the transaction:	0	500
% of issued share capital:	0	0
Total shares:	0	500

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 14/10/2002 to the SGX